OTCBB: MRDDF     TSX-V: MAD     FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6
Tel: (604)536-2711 www.mirandagold.com

MIRANDA GOLD COMPLETES 43-101 RESOURCE ESTIMATE FOR
UPPER COLEMAN DEPOSIT ON WILLOW CREEK PROJECT, ALASKA

Vancouver, BC, Canada – SEPTEMBER 11, 2014 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) reports that an independently estimated initial resource has been prepared for the Coleman deposit within the Company’s Willow Creek project, Alaska.  A Technical Report compliant with NI43-101 will be published on Sedar within 45 days.

HIGHLIGHTS

•
Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 grams per tonne using a cutoff of 7.0 grams per tonne. An additional 4,100 troy ounces are reported in the Inferred category

•	Resource estimate is for the upper Coleman deposit and is based on assays from 132 diamond core holes that were drilled from the surface between 2005-2009

•	The resource is up-dip of the historic Coleman workings and varies in thickness from 0.25 to 3.5m and averages 0.83m

•	The resource is very compact within an area of approximately140m by 182m

•	There is good potential to increase the size of the deposit by exploring areas down-dip, and both east and west along strike of the Coleman deposit

•	The resource occurs on patented claims with permitting to be issued by the State of Alaska

•	The Willow Creek project lies 166 kilometers north of Anchorage with direct access by well-maintained roads

Resource

Willow Creek Project – Coleman Deposit Mineral Resources

Measured
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
5	14,600	23.6	11,100
7	11,500	28.5	10,500
10	8,600	35.1	9,700

Indicated
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
5	91,400	19.2	56,400
7	67,200	23.9	51,600
10	50,000	29.3	47,100

Measured and Indicated
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
5	106,000	19.8	67,500
7	78,700	24.6	62,100
10	58,600	30.2	56,800

Inferred
Cutoff Grade (g/t) Au	Tonnage above cutoff (tonnes)	Grade above cutoff (g/t) Au	Troy Ounces
5	7,600	18.9	4,600
7	5,300	24.2	4,100
10	5,100	25.1	4,100

Mineral resources for the Coleman deposit have been estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserves Best Practices” Guidelines.  In the opinion of Linebarger Consulting LLC, the block model resource estimate and resource classification reported herein are a reasonable representation of the gold mineral resources found in the Coleman deposit.  Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

According to Miranda’s CEO, Ken Cunningham, “Miranda is extremely pleased with the initial resource for numerous reasons:

•	The Coleman deposit was drilled by another company at no cost to Miranda

•	It is unusually high-grade mineralization

•
These “quality ounces” have attracted several potential joint venture partners and the property is currently being reviewed by Gold Torrent, Inc. under an exclusive Letter of Intent (news release: August 6, 2014)

•	The upper Coleman resource indicates that other high-grade mineralized shoots are likely to occur near other historic mines which are also controlled by Miranda

Coleman Resource Veins

The Coleman resource is characterized by a central quartz vein and several subsidiary hanging wall and footwall sub-parallel quartz veins that strike N83oW, dip 25-35o, and are hosted within a quartz diorite intrusion.  The veins intercepted by drilling can be separated by up to 20m and tend to merge and splay.  Locally, gold values are enriched near vein intersections.

Mesothermal quartz veins with 2-3% metallic sulfides characterize the resource intercepts of the Coleman deposit mineralization.  Vein thickness varies from 0.25 to 3.5m and averages 0.83m. Disseminated visible gold, gray sulfides (tetrahedrite and tellurides), pyrite, arsenopyrite and chalcopyrite are the primary metallic minerals in the veins.  Occasionally, banding and healed breccias are notable in the veins, as well as some argillization.

Exploration Potential

The Technical Report will include the resource estimated for the upper Coleman deposit as this is an area that was extensively drilled by a previous lease holder. However, Miranda believes that additional mineral deposits are likely to occur in the district and has developed a model for high-grade mineralized shoots that indicates predictive control along northeast-trending rakes within east-west trending veins. The upper Coleman resource, although small, is important in that it indicates that mineralization extends up-dip and down-dip from the levels of historic workings. Several historic high-grade drill-hole intercepts indicate the potential for a lower Coleman zone contiguous with the upper Coleman resource. The Coleman mineralization is also open to the west along strike.

The adjacent Lucky Shot and War Baby Mines, which are faulted segments of the same vein, have similar potential up and down dip from historic workings, including open mineralization below the Lucky Shot of 0.5m at 77g Au/t in drill hole C09-143. This intercept may represent a down-dip shoot from the main Lucky Shot workings that historically produced 250,000 ounces at 1.2oz Au/t.

The Murphy segment of the vein 400m from the upper Coleman shows open high-grade drill intercepts similar to the Coleman shoot at depths of 250m from surface.

Methodology

This mineral resource estimate was prepared by David Linebarger RM SME of Linebarger Consulting LLC.  Estimates were made using a 3-dimensional block model based upon geostatistical methods using commercially available resource modeling software (Vulcan 8.2.1, 64 bit).  The project limits are based upon the UTM coordinate system using a nominal block size of 2.5m x 2.5m x variable height (m).  The drilling was designed to intersect the shallow dipping (25o to 30oNW) quartz veins from the hanging-wall side and penetrate several meters into the footwall.

The resource estimate was generated from drill-hole assay results and a geologic model which relates the spatial distribution of gold mineralization and the quartz veining.  Grade estimation parameters were based on geology, drill-hole spacing and geostatistical analysis of the data.  The resources have been classified by and are reported, as required by NI43-101, according to CIM standards on Mineral Resources and Reserves.

Drilling orientation is perpendicular to the strike and dip of the vein using angle holes in 4 to 6 drill-hole fans.  Sampling was detailed within the vein structures and encompassed several meters of the footwall and hanging wall.  Core was logged and sampled on geological boundaries and generally reflect sharp grade distribution changes.

The data used in the resource estimation included 132 surface diamond core holes drilled from 2005 to 2009.  The resource area has been drilled to an approximate density of 40 x 40 meters with somewhat closer spacing centrally.

Project Area

The Willow Creek project is held by Miranda under a 20-year lease from Alaska Hardrock Inc. (news release: November 21, 2013) and lies approximately 166 km north of Anchorage. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The Willow Creek project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Murphy and Gold Bullion Mines.

Qualified Person

Mr. Dave Linebarger is the independent Qualified Person within the meaning of NI43-101 for the purposes of mineral resource estimates contained within this press release.  Data disclosed in this press release have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology, and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Nevada, Alaska and Colombia, whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, Montezuma Mines Inc., and Red Eagle Mining Corporation.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-738-1877
www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

 This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Notice to US investors:

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This press release uses the terms “measured resources”, "indicated resources" and "inferred resources", which are estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in certain exceptional cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.